Exhibit (d)(2)

Amendment to Management Agreement

This Amendment dated as of September 30, 2019 (this “Amendment”) is to the Management Agreement dated as of September 30, 2015 (the “Agreement”), between Clough Funds, a Delaware statutory trust (the “Trust”) and Clough Capital Partners L.P., a Delaware Corporation (the “Manager”). Any items not herein defined shall have the meaning ascribed to them in the Agreement.

WHEREAS, the Manager and the Trust wish to amend the Agreement in certain respects as more fully set forth below.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.	Section 7 of the Agreement should be deleted in its entirety and replaced as follows:

7.           As compensation for the services performed and the facilities furnished and expenses assumed by the Manager, the Fund shall pay the Manager, as promptly as possible after the last day of each month, a fee, computed daily at an annual rate of 1.10%, based on the Fund’s average daily net assets. If this Agreement is terminated as of any date not the last day of a month, the fee payable by the Fund shall be paid as promptly as possible after such date of termination and shall be computed on the basis of the period ending on the last business day on which this Agreement is in effect with respect to the Fund subject to a pro rata adjustment based on the number of days elapsed in the current month as a percentage of the total number of days in the month.

2.	Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first written above.

CLOUGH CAPITAL PARTNERS L.P.		CLOUGH FUNDS TRUST

By:	/s/ John Kowaleski	By:	/s/ Bradley J. Swenson
Name:	John Kowaleski	Name:	Bradley J. Swenson
Title:	CFO	Title:	President